SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Resolute Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

76116A306

(CUSIP Number of Class of Securities)

Michael Kelly, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Cognetti, Esq.

Michael Brandt, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

November 18, 2018

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76116A306	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,268,072
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,268,072

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON* PN, IA

SCHEDULE 13D

CUSIP No. 76116A306	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,268,072
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,268,072

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON* PN, HC

SCHEDULE 13D

CUSIP No. 76116A306	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,268,072
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,268,072

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON* OO, HC

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Resolute Energy Corporation (the “Issuer”), to amend the Schedule 13D filed on January 26, 2018 (the “Original 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on February 9, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on March 12, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on May 16, 2018, and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and restated to read as follows:

The 2,268,072 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions. The Funds expended an aggregate of approximately $63,096,043.59 of their own investment capital to acquire the shares held by them.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On November 18, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cimarex Energy Co., a Delaware corporation (“Purchaser”), CR Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser, and CR Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of Purchaser (the “Merger”). The Merger Agreement and the transactions contemplated thereby were approved by the Issuer’s Board.

Concurrently with the execution of the Merger Agreement, on November 18, 2018 the Reporting Persons entered into a Voting and Support Agreement (the “Voting Agreement”) with Purchaser pursuant to which each of the Reporting Persons agreed to vote its shares of Common Stock now owned or hereafter acquired (a) in favor of, among other things, the approval of the Merger and the adoption of the Merger Agreement, and (b) against (i) any action or agreement that would result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, (ii) any Company Competing Proposal (as such term is defined in the Merger Agreement), (iii) any action which would materially delay, materially postpone or materially adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, or dilute, in any material respect, the benefit of the transactions contemplated thereby to Purchaser or to Purchaser’s stockholders, and (iv) any action which would result in a breach of any representation, warranty, covenant or agreement of the Issuer in the Merger Agreement. The Reporting Persons will not be subject to the requirements set forth in the preceding sentence to the extent that the Merger Agreement is amended or modified without the Reporting Persons’ consent (1) to decrease the Merger Consideration (as defined in the Merger Agreement), (2) to change the form of Merger Consideration, in each case, payable to the stockholders of the Issuer pursuant to the Merger Agreement in effect on the date of execution of the Voting Agreement, or (3) otherwise affecting the Reporting Persons in a materially adverse manner. The Voting Agreement further provides that in the event the Issuer has effected (and not withdrawn) a Company Change of Recommendation (as defined in the Merger Agreement), the Reporting Persons will be released from the obligations described above.

Each Reporting Person agreed that it will not, and will not authorize or permit its controlled subsidiaries and its and their respective directors, employees and officers to, and will not authorize or permit its Representatives (as defined in the Merger Agreement) to, and will not announce any intention to, directly or indirectly, among other things, initiate, solicit or knowingly encourage or knowingly facilitate any acquisition proposals relating to the Issuer.

The Voting Agreement provides that, on the terms and subject to the conditions therein, each of the Reporting Persons grants a proxy appointing Purchaser and its designees as its attorney-in-fact and proxy, with full power of substitution and resubstitution, to vote the Reporting Persons’ shares of Common Stock in the manner described in the Voting Agreement. The Voting Agreement provides that such proxy is irrevocable, but will be automatically revoked upon termination of the Voting Agreement, and will not be effective to the extent that the Issuer has effected (and not withdrawn) a Company Change of Recommendation as described above.

The Voting Agreement terminates upon the earliest to occur of (a) the receipt of Company Stockholder Approval (as defined in the Merger Agreement); (b) the date of any amendment, waiver or modification of the Merger Agreement without the Reporting Persons’ prior written consent that has the effect of (1) decreasing the Merger Consideration, (2) changing the form of Merger Consideration, in each case, payable to the stockholders of the Issuer pursuant to the Merger Agreement in effect on the date of execution of the Voting Agreement, or (3) otherwise affecting the Reporting Persons in a materially adverse manner; (c) such date and time as the Merger Agreement shall be terminated pursuant to the terms thereof; or (d) the termination of the Voting Agreement by mutual written consent of the Reporting Persons and the Purchaser.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 99.7 hereto and is incorporated herein in its entirety by reference thereto.

Item 5.	Interests in Securities of the Issuer

Item 5(a)-(b) of this Schedule 13D is hereby amended and restated to read as follows:

(a) Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 2,268,072 shares of Common Stock. Such shares represent 9.79% of the 23,164,035 common shares outstanding as of October 31, 2018, according to the Form 10-Q filed by the Issuer with the SEC on November 5, 2018. None of the individual Funds beneficially own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b) MAC, MDRA GP and Monarch GP share voting and dispositive power over 2,268,072 shares of Common Stock with each applicable Fund directly holding such shares, except for 100 of such shares, which the Funds hold indirectly through affiliated entities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

On November 18, 2018, the Reporting Persons and the Issuer entered into the Voting Agreement defined and described in Item 4 above and attached as Exhibit 99.7 hereto. Item 4 is hereby expressly incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

99.7	Voting and Support Agreement, dated as of November 18, 2018

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Andrew Herenstein
	Name:	Andrew Herenstein
	Title:	Member

Dated: November 19, 2018	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Andrew Herenstein
	Name:	Andrew Herenstein
	Title:	Member

Dated: November 19, 2018	MONARCH GP LLC

	By:	/s/ Andrew Herenstein
	Name:	Andrew Herenstein
	Title:	Member